McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner sschsuter@mclaughlinstern.com (212) 448-6216	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	Millbrook, New York Great Neck, New York West Palm Beach, florida Ft. Lauderdale, florida

October 5, 2018

U.S. Securities and Exchange Commission

100 F Street, NE Mail Stop 5973

Washington, DC 20549-5973

Attn:	Kevin Woody, Branch Chief
Office of Real Estate and Commodities

Re:	Sunrise Real Estate Group, Inc.
Form 10-K
Filed May 15, 2018
Form 10-Q
Filed August 14, 2018
File No. 000-32585

Dear Mr. Woody,

On behalf of Sunrise Real Estate Group, Inc. (“Sunrise” or the “Company”), we are responding to the September 14, 2018 SEC comments directed to Sunrise.

Form 10-K for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page 27

1.	Please have your auditor revise their report to comply with AS 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, which was effective for all audits of fiscal years ending on or after December 15, 2017.

Response to Comment 1:

Your comments are noted, we have revised our Form 10-K to include our auditor’s revised Auditor’s Report on Financial Statements.

McLaughlin & Stern, LLP

Page | 2

Consolidated Statements of Cash Flows, page 32

2.	We note your disclosure on page 38 that for the years ended December 31, 2017 and 2016, the Company did not recognize any impairment for real estate property under development. Please explain why you have included adjustments of $427 thousand and $288 thousand, respectively, for impairment loss on real estate property under development for the years ended December 31, 2017 and 2016 on the consolidated statements of cash flows.

Response to Comment 2:

The reason we have included adjustments of $427 thousand and $288 thousand, respectively, for impairment loss on real estate property under development for the years ended December 31, 2017 and 2016 on the consolidated statements of cash flows is because we used the wrong item name in the cash flow statements, which should be Impairment in Long Term Investment rather than Impairment loss on Real estate property under development. We have revised our Form 10-K accordingly.

Form 10-Q for the quarter ended June 30, 2018

Revenue Recognition, page 9

3.

Please tell us if you adopted ASC 606, Revenue from Contracts with Customers, and if so, the impact it had on your revenue recognition policy and consolidated financial statements. Please also provide to us, supplementally and in future filings, the disclosures required by ASC 606-10-50.

Response to Comment 3:

The Company adopted Topic 606, Revenue from Contracts with Customers using the modified retrospective method effective December 31, 2017. The adoption did not result in a significant impact on opening retained earnings.

ASC 606 did not have a material impact on the amount or timing of its revenue recognition in our condensed consolidated financial statements. The Company generates revenue through property agency commissions, property management and house sales. Given the nature of the Company’s business, sales transactions with customers are generally comprised of a single performance obligation that involves property sales transaction in the contracts with customers. Performance obligations are generally satisfied at the time of successful one-time property sales transactions. Also, there were no significant impairment losses recognized on any receivables or contract assets arising from the customers.

For the above reason, no significant adjustments were made in the application of the guidance in ASC 606, and there were no material contract assets, contract liabilities, or deferred contract costs as of June 30, 2018. Therefore, the Company has determined that the disclosure required by ASC 606 is not material to its business and the Company did not believe additional disclosure regarding these revenues would be meaningful to readers of its financial statements.

McLaughlin & Stern, LLP

Page | 3

In the future fillings, the Company will enhance the disclosures to explicitly address considerations of disclosures set forth in ASC 606-10-50. These enhanced disclosures will include the following:

Recently Adopted Accounting In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, which replaces most existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. ASU 2014-09 and its amendments were included primarily in ASC 606. The core principle of ASC 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASC 606 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. We adopted ASC 606 effective January 1, 2018, using the modified retrospective method. There was no significant impact to the opening balance of reinvested earnings as of January 1, 2018.

Please contact me if you have further questions.

Very truly yours,

/s/ Steven Schuster

Steven W. Schuster

SWS/kmh